Accrew, Inc.

Balance Sheet

Date: **12/31/2022**

ACCREW
2022 Accrew, Inc.

Assets		2022		2021
Current Assets				
Bank Accounts				
BlueVine Checking (8448) - 1	$	27,324		
Total Bank Accounts	**$**	**27,324**	**$**	**0**
Accounts Receivable				
Accounts receivable (A/R)	$	0		
Total Accounts Receivable	**$**	**0**	**$**	**0**
Total Current Assets	**$**	**27,324**	**$**	**0**
Other Assets				
Bank Reserves	$	4,375		
Total Other Assets	**$**	**4,375**	**$**	**0**
TOTAL ASSETS	**$**	**31,699**	**$**	**0**

LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
Accounts Payable (A/P)	$	23		
Total Accounts Payable	**$**	**23**	**$**	**0**
Other Current Liabilities				
Payroll wages and tax to pay				
Contract Labor Payable	$	1,444		
Total Payroll wages and tax to pay	**$**	**1,444**	**$**	**0**
Total Other Current Liabilities	**$**	**1,444**	**$**	**0**
Total Current Liabilities	**$**	**1,467**	**$**	**0**
Long-Term Liabilities				
Line of credit	$	5,110		
Total Long-Term Liabilities	**$**	**5,110**	**$**	**0**
Total Liabilities	**$**	**6,577**	**$**	**0**
Equity				
Owner's Equity	$	4,672	$	4,672
Retained Earnings	$	(4,672)		
SAFE Notes	$	92,015		
Net Income	$	(66,893)	$	(4,672)
Total Equity	**$**	**25,123**	**$**	**0**
TOTAL LIABILITIES AND EQUITY	**$**	**31,699**	**$**	**0**

Wednesday, Apr 26, 2023 11:53:47 AM GMT-7 - Accrual Basis

Common Financial Ratios	
Debt Ratio (Total Liabilities / Total Assets)	0.21

Current Ratio (Current Assets / Current Liabilities	18.63
Working Capital (Current Assets - Current Liabilit	25,857
Assets-to-Equity Ratio (Total Assets / Total Equit	1.26
Debt-to-Equity Ratio (Total Liabilities / Total Equ	0.26